EXHIBIT 12
BERKSHIRE HATHAWAY INC.
Calculation of Ratio of Consolidated Earnings to Consolidated Fixed Charges
(Dollars in millions)

	Three Months Ended	Year Ended December 31,
	March 31, 2009	2008	2007	2006	2005	2004
Net earnings (loss) attributable to Berkshire Hathaway	$(1,534)	$4,994	$13,213	$11,015	$8,528	$7,308
Income tax expense/benefit	(1,014)	1,978	6,594	5,505	4,159	3,569
Earnings attributable to noncontrolling interests	88	602	354	258	104	59
Earnings from equity method investments	(83)	—	—	—	(523)	(237)
Fixed charges*	560	2,276	2,202	1,979	867	875

Earnings available for fixed charges	$(1,983)	$9,850	$22,363	$18,757	$13,135	$11,574

Investment and derivative gains/losses, pretax, included in earnings available for fixed charges	$(4,983)	$(7,461)	$5,509	$2,635	$5,408	$3,471

Fixed charges*
Interest on indebtedness (including amortization of debt discount and expense)	$488	$1,963	$1,910	$1,724	$723	$721
Rentals representing interest and other	72	313	292	255	144	154

	$560	$2,276	$2,202	$1,979	$867	$875

Ratio of earnings to fixed charges*	(3.54x )	4.33x	10.16x	9.48x	15.15x	13.23x

Ratio of earnings, excluding investment and derivative gains/losses, to fixed charges*	5.36x	7.61x	7.65x	8.15x	8.91x	9.26x

*	Includes fixed charges of finance and financial products and utilities and energy businesses as follows:

	Three Months Ended
	March 31, 2009	2008	2007	2006	2005	2004
Finance and financial products	$168	$661	$608	$571	$598	$602
Utilities and energy	311	1,272	1,265	1,070	—	—
     Excluding fixed charges of finance and financial products and utilities and energy businesses the ratios of earnings to fixed charges were as follows:

	Three Months Ended
	March 31, 2009		2008	2007	2006	2005	2004
Including investment and derivative gains/losses	(30.40x	)	23.08x	62.28x	50.64x	46.61x	40.19x
Excluding investment and derivative gains/losses	31.12x		44.83x	45.53x	42.84x	26.50x	27.48x